ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 27, 2007

07023247

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finar
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED

MAY 0 9 2007

THOMSON
FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
27 April 2007 (ASX – Announcement & Media Release – Notice of Annual General Meeting and Explanatory Statement; Quarterly Report for the period from 1 January to 31 March 2007; Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

NOTICE OF ANNUAL GENERAL MEETING
AND EXPLANATORY STATEMENT

For the Annual General Meeting to be held at 10.30am on Monday 28 May 2007 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia.

This is an important document. Please read it carefully.

If you are unable to attend the Annual General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The Annual General Meeting of the shareholders of the Company will be held at 10.30am on Monday 28 May 2007 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia.

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and time and at the place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed:

- send the proxy form by post to PO Box 703 West Perth, Western Australia 6872 ; or
- deliver the proxy form to the Company at Level 1, 87 Colin Street, West Perth, Western Australia
- by facsimile to the Company on facsimile number INT + 61 8 9322 5116

so that it is received not later than 10.30am on Friday 25 May 2007.

Proxy forms received later than this time will be invalid.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293
NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of First Australian Resources Ltd ("Company") will be held at 10.30am on Monday 28 May 2007 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia .

AGENDA

RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

To receive the Annual Financial Report, including Directors' declaration and accompanying reports of the Directors and auditors for the financial year ending 31 December 2006.

RESOLUTION 2 - ADOPTION OF REMUNERATION REPORT (NON-BINDING)

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a **non-binding resolution**:

> *"That, for the purposes of Section 250R(2) of the Corporations Act and for all other purposes, the Company adopts the Remuneration Report as set out in the Annual Report for the year ended 31 December 2006.*

Short Explanation: The Corporations Act provides that a resolution regarding the Remuneration Report be adopted must be put to a vote at a listed company's annual general meeting. The vote on Resolution 2 is advisory only and does not bind the Directors or the Company.

RESOLUTION 3 - RE-ELECTION OF MR. WR Grigor

To consider and, if thought fit, to pass with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Mr. WR Grigor, who retires in accordance with the Company's Constitution and, being eligible, be re-appointed as a director of the Company with immediate effect."*

Short Explanation: In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr. Grigor retires by rotation and being eligible for re-election, offers himself for re-election at the Meeting.

RESOLUTION 4 - ISSUE OF OPTIONS - MR. MJ Evans

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of ASX Listing Rule 10.11, Part 2E.1 of the Corporations Act and for all other purposes, approval is given for the issue of 5.0 million Options exercisable at 15 cents on or before 31 July 2010 to Mr. Evans (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr. Evans and any of his associates.

RESOLUTION 5 - ISSUE OF OPTIONS - MR. WR Grigor

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of ASX Listing Rule 10.11, Part 2E.1 of the Corporations Act and for all other purposes, approval is given for the issue of 1.5 million Options exercisable at 15 cents on or before 31 July 2010 to Mr. Grigor (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr. Grigor and any of his associates.

RESOLUTION 6 - ISSUE OF OPTIONS - MR. CL Cavness

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of ASX Listing Rule 10.11, Part 2E.1 of the Corporations Act and for all other purposes, approval is given for the issue of 1.0 million Options exercisable at 15 cents on or before 31 July 2010 to Mr. CL Cavness (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr. Cavness and any of his associates.

DATED THIS 17TH DAY OF APRIL
BY ORDER OF THE BOARD

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The snapshot date is 10:30am on 25 May 2007

ENQUIRIES

Shareholders are invited to contact the Company Secretary on (08) 9322 3939 if they have any queries in respect of the matters set out in these documents.

EXPLANATORY STATEMENT

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for the shareholders of the Company in connection with the Annual General Meeting of the Company to be held on 28 May 2007.

The purpose of this Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions detailed in the Notice.

This Explanatory Statement is an important document and should be read carefully in full by all shareholders. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

2. RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

Resolution 1 deals with the adoption of the financial statements and has the full support of the Board.

3. RESOLUTION 2 - REMUNERATION REPORT (non-binding resolution)

In accordance with Section 250R(2) of the Corporations Act, the Company must put a resolution that the Remuneration Report as set out in the Directors' Report be adopted to vote at the Annual General Meeting. The vote on Resolution 1 is advisory only and does not bind the Directors or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

4. RESOLUTION 3 - RE-ELECTION OF MR. WR Grigor

In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr. Grigor retires and being eligible for re-election, offers himself for re-election at the Meeting.

5. RESOLUTIONS 4, 5 and 6 - ISSUE OF OPTIONS TO DIRECTORS

5.1 Background

Resolutions 4, 5 and 6 seek Shareholder approval for the issue of 7.5 million Options to certain named directors. Each Option will be exercisable at 15 cents on or before 31 July 2010 and will be otherwise on the terms and conditions set out in Section 4.4 of the Explanatory Statement.

Shareholder approval for the issue of Options to the named Directors is required by ASX Listing Rule 10.11 and Section 208 of the Corporations Act because each of them are "related parties" of the Company as defined for the purposes of the Listing Rules and the Corporations Act.

5.2 ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires the Company to obtain Shareholder approval by ordinary resolution prior to the issue of securities (including an Option) to a related party of the Company.

Each of Messrs Evans, Grigor and Cavness are related parties of the Company because they are each a Director of the Company.

Accordingly, Shareholder approval for the issue of Options to each of Messrs Evans, Grigor and Cavness pursuant to Resolutions 4, 5 and 6 is required by ASX Listing Rule 10.11.

Approval pursuant to ASX Listing Rule 7.1 is not required to issue the Options to the Directors as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the issue of Options to the Directors will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to the issue of Options pursuant to Resolutions 4, 5 and 6:

(a) the maximum number of Options to be issued by the Company is 5.0 million Options to Mr. Evans (or his nominee) (Resolution 4), 1.5 million Options to Mr. Grigor (or his nominee) (Resolution 5) and 1.0 million Options to Mr. Cavness (or his nominee) (Resolution 6);

(b) the Options will be issued for nil cash consideration as they are being issued to the Directors in order to provide a material additional incentive for their ongoing commitment and dedication to the continued growth of the Company. The Board considers the issue of Options to be reasonable in the circumstances, to assist the Company in attracting and retaining the highest calibre of professionals to the Company, whilst maintaining the Company's cash reserves;

(c) the Options will be issued on or before 28 June 2007 (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d) the Options will be issued on the terms and conditions set out in Section 4.4 of this Explanatory Statement; and

(e) no funds will be raised by the issue of the Options (although funds will be raised to the extent that the Options are eventually exercised).

4.3 Section 208 of the Corporations Act

Pursuant to Chapter 2E of the Corporations Act, a public company cannot give a "financial benefit" to a "related party" unless one of the exceptions to that section apply or shareholders have in general meeting approved the giving of that financial benefit to the related party.

In the current circumstances, the issue of the Options to the named directors constitutes a "financial benefit" as defined in the Corporations Act. Further, each of the named directors is a "related party" of the Company as defined under the Corporations Act because each of them is a Director of the Company. Accordingly, the proposed issue of Options to each of the named directors will constitute the provision of a financial benefit to a related party of the Company.

It is the view of the Directors that the exceptions under the Corporations Act to the provision of financial benefits to related parties may not apply in the current circumstances and so the Directors have determined to seek Shareholder approval under section 208 of the Corporations Act to permit the issue of the Options to each of the named directors.

The following information is provided pursuant to sections 217 to 227 of the Corporations Act in relation to Resolution 4, 5 and 6:

(a) the related parties to whom the Options will be issued are Messrs Evans, Grigor and Cavness. As mentioned in the resolutions, the Options may in each instance be issued to a nominee of the named related party;

(b) the maximum number of Options (being the nature of the financial benefit to be provided) to be issued is:

    (i) 5.0 million to Mr. Evans (or his nominee) (Resolution 4);

    (ii) 1.5 million to Mr. Grigor (or his nominee) (Resolution 5);

(iii) 1.0 million to Mr. Cavness (or his nominee) (Resolution 6);

(c) the Options will be issued for nil cash consideration and accordingly, no funds will be raised from the issue of the Options;

(d) the terms and conditions of the Options to be issued pursuant to Resolution 4, 5 and 6, are set out in Section 4.4 of this Explanatory Statement;

(e) Mr. Evans has a material personal interest in the outcome of Resolution 4 and accordingly does not wish to provide a recommendation in respect of the Resolution. The other Directors, who do not have a material personal interest in the outcome of Resolution 4, recommend that Shareholders approve Resolution 4 as they are of the view that the issue of Options to Mr. Evans is appropriate recognition of his efforts to date, and assists the Company in retaining Mr. Evans's services and dedication whilst maintaining the Company's cash reserves. The Directors (other than Mr. Evans) considered Mr. Evans's experience, the current market price of the Shares and current market practice when determining the terms of the Options and the number of Options to be issued to Mr. Evans;

(f) Mr. Grigor has a material personal interest in the outcome of Resolution 5 and accordingly, does not wish to provide a recommendation in respect of the Resolution. The other Directors, who do not have a material personal interest in the outcome of Resolution 5, recommend that Shareholders approve Resolution 5 as they are of the view that the issue of Options to Mr. Grigor is appropriate recognition of his efforts to date, and assists the Company in retaining Mr. Grigor's services and dedication whilst maintaining the Company's cash reserves (notwithstanding the fact that the issue of Options to a non executive director is not in accordance with the ASX Corporate Governance Council's guidelines for non executive director remuneration). The Directors (other than Mr. Grigor) considered Mr. Grigor's experience, the current market price of the Shares and current market practice when determining the terms of the Options and the number of Options to be issued to Mr. Grigor;

(g) Mr. Cavness has a material personal interest in the outcome of Resolution 6 and accordingly does not wish to provide a recommendation in respect of the Resolution. The other Directors, who do not have a material personal interest in the outcome of Resolution 6, recommend that Shareholders approve Resolution 6 as they are of the view that the issue of Options to Mr. Cavness is appropriate recognition of his efforts to date, and assists the Company in retaining the services and dedication of Mr. Cavness, whilst maintaining the Company's cash reserves (notwithstanding the fact that the issue of Options to a non executive director is not in accordance with the ASX Corporate Governance Council's guidelines for non executive director remuneration). The Directors (other than Mr. Cavness) considered Mr. Cavness's experience, the current market price of the Shares and current market practice when determining the terms of the Options and the number of Options to be issued to Mr. Cavness;

(h) if Shareholders approve the issue of Options to each of the named directors, and all Options are ultimately exercised the effect will be to dilute the shareholding of existing Shareholders by approximately 1.8% on an undiluted basis and based on the number of Shares on issue (as at the date of this Notice) assuming that no other Options are exercised (being 7.5 million Shares);

(i) the primary purpose of the issue of Options is to allow the Company to provide cost effective incentive for the ongoing dedication and efforts of the Directors and for recognition of the Directors efforts to date. The Directors (other than in respect of the Resolution that they receive a benefit, in which case they decline to comment) do not consider there are any significant opportunity costs to the Company or benefits forgone by the Company in issuing the Options to the Directors upon the terms proposed.

(j) the current holdings (direct and indirect) of each of the Directors are as follows:

Director	Shares	Options
MJ Evans	3 225 450	5 000 000
WR Grigor	8 580 548	1 500 000
CL Cavness	150 000	1 000 000

(k) the Directors annual emolument for the period ended 31 December 2006 is as follows:

Director	Remuneration
MJ Evans	$344 691
WR Grigor	$62 700
CL Cavness	$14 653

(l) in the 12 months before the date of this Notice, the highest, lowest and last trading price of Shares on ASX are as set out below:

	Date	Price
Highest	16 May 2006	25.0 cents
Lowest	21 March 2007	10.5 cents
Last Trading Price	17 April 2007	12.5 cents

(m) ASIC policy in relation to documents lodged under Section 218 relating to the giving of financial benefits to related parties of public companies requires explanatory information regarding the value of the Options proposed to be issued. The value of the Options has been calculated by the accounting firm of Stanton Partners and is set out in Section 4.5.

(n) each of the directors presently hold options set out in the table at (j) above that are exerciseable at 10 cents and expire on 16 June 2007. Otherwise the Directors are not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolutions 4, 5 and 6.

4.4 Option Terms

The terms of issue of the Options are as follows:

(a) Each Option is exercisable on or before 31 July 2010;

(b) The Options held by each holder can be exercised in whole or in part, and if exercised in part multiples of 5,000 must be exercised on each occasion;

(c) The exercise price is 15 cents in cash;

(d) Each Option is exerciseable into one ordinary fully paid share in the Company which shall rank pari passu with existing shares;

(e) The optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the Options in which case the optionholder will be afforded the period of at least 7 Business Days prior to and inclusive of the record date to determine entitlements to the issue to exercise the Options;

(f) The Options do not confer on the holder any right to participate in dividends until Shares are allotted pursuant to the exercise of the Options;

(g) The Options are non transferable.

(h) In the event of a reorganisation of the issued capital of the Company, the Options will be reorganised in accordance with the Listing Rules (if applicable) and in any case in a manner which will not result in any benefits being conferred on optionholders which are not conferred on Shareholders and for such purpose the Company may vary the number, exercise price or other terms of the Options in such manner as may be necessary to comply with the listing rules;

(i) The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of the Options so that, upon exercise of the Options the number of Shares received by the optionholder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the record date for the bonus issues. The exercise price of the Options shall not change as a result of any such bonus issues.

4.5 Valuation of *Options*

The Options have been valued by Stanton Partners Corporate Pty Ltd as at 17 April 2007 using the Black-Scholes and Binomial Option valuation methods.

The valuations have been based upon the following inputs and assumptions:

(a) a spot share price of 12.5 cents;

(b) an option exercise price of 15 cents;

(c) a risk free rate of 6.15% per annum;

(d) a volatility factor of 54.77% which has been determined with reference to the historical trading of the Company's Shares on ASX;

(e) an expiry date of 31 July 2010;

(f) all other terms and conditions as outlined in Section 4.4 of this Explanatory Statement.

Based on the above, the Options to be issued pursuant to Resolution 3, 4, 5, 6 and 7 have been valued at 4.8 cents each under both the Black-Scholes and Binomial valuation methods.

GLOSSARY

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company means First Australian Resources Ltd.

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of meeting accompanying the Explanatory Statement.

Option means and option to acquire a Share on the terms set out in Section 4.4 of the Explanatory Statement.

Share means a fully paid ordinary share in the capital of the Company.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 10:30 am 25 May 2007 to:
First Australian Resources Limited
PO Box 703
West Perth WA 6872

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of First Australian Resources Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Monday 28 May 2007 at 10:30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you do not wish to direct your proxy how to vote please place a mark in the box below. By marking the box, you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 [Adopt Financials]	☐	☐	☐
Resolution 2 [Adopt Remuneration Report]	☐	☐	☐
Resolution 3 [Re-elect WR Grigor]	☐	☐	☐
Resolution 4 [Approve Option Issue to MJ Evans]	☐	☐	☐
Resolution 5 [Approve Option Issue to WR Grigor]	☐	☐	☐
Resolution 6 [Approve Option Issue to CL Cavness]	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).
First Australian Resources Limited advises that Chapter 2C of *the Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting [name] at the address or telephone number shown on this form. Our privacy policy is available on our website (www.far.com.au).

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 JANUARY 2007 TO 31 MARCH 2007

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
MV Symphony completes 2,086 sq km 3D Seismic Acquisition.
Data quality of this large survey reported as good to excellent.

UNITED STATES OF AMERICA
Third quarter oil and gas sales $443,734.
Oil discovery at Kicker Prospect, South Louisiana.
Drilling success on Rainosek 3 well, Texas.
Lake Long Deep gas play advanced to drill ready status (May spud likely).
Leasing continues ahead of planned 50 sq mile 3D shoot at NE Waller onshore Texas.

CANADA
3D shoot completed over new Wild River Project.
Clear Prairie well completed for production testing.

OFFSHORE CHINA
Wei 6-12 South Field development plan on track for mid year submission.
Multi well program (4-6 wells) planned on Block 22/12 late 2007.

AUSTRALIA
Stokes Bay-1 and Valentine-1 on track for 2nd quarter drilling onshore Canning Basin.
Duomonte likely candidate for drilling 4th quarter 2007 offshore WA-254-P.

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

During the quarter the acquisition of the Sangomar-Deep 3-D seismic survey was completed using the MV Symphony seismic vessel. A total of 2,089 square kilometres was acquired over a 46 day time frame representing the largest 3-D survey ever to be conducted offshore Senegal.

The survey is part of a world class exploration program being conducted by Senegal Hunt Oil Company.

Following the very successful acquisition phase of the Sangomar Deep 3-D survey the joint venture partners are moving ahead with the processing of the data. All indications from preliminary stacks of the data are that data quality will be excellent.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The survey follows an earlier 3D program comprising 1500 km^2 on Edison's Rufisque Deep Offshore block adjacent and to the north where Petrobras has recently farmed in. The aggregate of this combined activity is likely to substantially upgrade activity in this relatively under-explored but highly prospective northwest African margin.

The acquisition of 2,089 square km. of 3D seismic data was conducted by the French seismic company CGG.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.


Mauritania
Senegal
Gambia
Rufisque Dome

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR is partnering with Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity.

- The 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects



- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff and Tevet discoveries in adjacent Mauritania

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections the most recent of which were conducted in February 2007. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

- West Africa along with the Deepwater Gulf of Mexico continues to be viewed by industry as one of the few regions outside the Middle East capable of hosting big enough deposits to attract the major oil companies. (Refer Herold Oil & Gas Perspectives Jan 5, 2007)

- Petrobras, the world's 14th largest oil company, recently acquired a 40 percent interest in the adjacent Rufisque Profond block, Offshore Senegal, in waters ranging from 150 to 3,000 meters and covering a 7,294-sq km area from Edison.
- A 2006 auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world. Gaz de France has recently agreed to study the feasibility of an LNG project based on deepwater gas discoveries in nearby Mauritania.

- Tullow Oil PLC has successfully bid AUD$1.5 billion for Hardman resulting in a tightening of the pool of listed entities controlling acreage along the Mauritania-Senegal-Guinea Bissau Basin in West Africa.

- Kuwait Foreign Exploration Co recently purchased BG Group PLC's interests in Mauritania for $128 million.

These activities confirm the growing importance of West Africa in world energy and provide a barometer against which to assess the importance of FAR's West African holdings.

NORTH AMERICA

The Company views North America, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position and Houston presence underpins its ability to exploit North American ventures.

PRODUCTION

Gas sales during the quarter totalled 27.4 million cubic feet for an average of 0.30 million cubic feet per day at an average price of US$6.46 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 3,266 barrels for an average of 36 barrels of oil per day at an average price of US$55.38 per barrel before production taxes.

During the quarter two wells were successfully drilled in the Gulf Coast both being completed for production. A further well was drilled in Canada and has been completed for production. The next well in the North American program will test the Lake Long Deep prospect in South Louisiana and is scheduled for mid May 2007. A 3D seismic program was acquired at Wild River in Canada and leasing activity continued on the NE Waller Project onshore Texas.

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream.

Rainosek Project, Lavacca County, Texas
Bujnoch-Bender #1 well logs 60 feet net pay (FAR 20%)

The Bujnoch-Bender #1 well was drilled during the quarter to planned total depth of 9,000 feet. Electric logs have been run and confirm approximately 60 feet of net pay (primarily gas) from several thin zones in the Upper and Middle Wilcox sections between 5,800 and 8,000 feet.

The Lower Wilcox interval appears to be wet at this location and a series of Lower Wilcox zones remaining in the feature at 8,750, 8,550, 8,312, 8,130 and 8,105 feet will now be accessed from the original Rainosek 1 well bore.

The Bujnoch-Bender #1 well has been and will be completed for production commencing with the lowermost zones. The well will be produced progressively until all Upper and Middle Wilcox intervals are depleted.

The well is located 1,200 feet southeast of the Rainosek-1 well.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two wells and associated production equipment including tanks and pipelines. New leases have been secured on the Bender and Bujnoch tracts.

A pump was recently installed on the Rainosek 3 well which is currently producing 50 barrels of oil per day from the 7400' zone.

FAR's working interest is 20.0 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Tests confirm 33 feet of net pay in Marceaux #1 well.

The Marceaux #1 well commenced drilling during the quarter and reached planned total depth of 13,264 feet following which a series of tests were conducted including Electric Logging, Repeat Formation Testing, Sidewall Coring and Formation MicroImaging (FMI). These tests confirm 33 feet of net pay in the Alliance 2 and 3 Sand objectives and 5 1/2 inch production casing has been run in the well.

The main and deeper objective Alliance 3 Sand extended over a total interval from 12,930 to 13,000 feet. Within this interval the FMI images and sharpened analysis demonstrate 27 feet of net pay. Both oil and gas (no water) were recovered in sample chambers during formation testing with pressure readings of approximately 11,700 psi.

The secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, extended over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

The well is located on a 1,017 acre lease block in Vermillion Parish, South Louisiana and was drilled using Great Wall Drilling Rig 172. The location is supported by a combination of subsurface well control and 3D seismic on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. The objective sands are productive in several adjacent fault blocks. Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

<u>Lake Long Project, Lafourche Parish, South Louisiana</u>
<u>FAR increases interest in SL 328 #9 Deep Well to 10.1875 percent</u>
<u>FAR agrees to further farmout proposal from Mustang</u>

FAR has increased its working interest in a proposed 13,555 foot Lower Hollywood test to 10.18 percent (from 8.18%) by agreement with Kriti Exploration Inc. The well was recently renamed the SL 328 #9 (formerly Palace SL 328#2).

The operator Kriti holds the remaining interest (subject to farmout) and has reworked the interpretation of the prospect to reflect larger potential than previously considered. Revised estimated potential for the prospect is now 21.7 BCF of gas and 760,000 barrels of oil if all three objectives work including 10.7 BCF in the Lower Hollywood zone.

The operator estimates additional potential in offset fault blocks within the field of 28.7 BCF and 1,000,000 barrels of oil.

The prospect is supported by a combination of 3D seismic and subsurface well control tied into FAR's successful SL 328 #1 well.

Rig rates are moving downward from original estimates with a completed well expected to cost in the vicinity of US$10.5 million.

BP has provided a lease to enable the well to progress. FAR hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

<u>Mustang Farmout</u>

FAR has agreed in principle to a farm out agreement with Mustang Energy (Operator) covering the east side of State Lease 17416 on which FAR holds a 31.375% working interest (pre-farm out).

FAR has agreed to farm out on the basis of a 3% override convertible to a 25% Working Interest after payout based on pro-rata acreage positions held in a proposed pre-drilling unit (in which Mustang holds approximately 95% of the unit). Under the proposed agreement Mustang is required to drill an 11,000 foot test of the Bigerina Sand on or before 1 October 2007.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field (subject to farmout) include Palace Exploration and Kriti Exploration Inc based in North America.

South Grosse Tete, Iberville Parish, South Louisiana (FAR 18.3%)
Proposed reciprocal farmout to increase Nodasaria potential

FAR has agreed in principle to participate in a farm-out with Hilliard Inc covering a small portion (about 13 acres) of the Schwing lease in a proposed 12,600 foot Bol Mex test well. The reciprocal farm-out will enable FAR to tie up acreage held by Hilliard prospective for deeper Nodasaria. The farm-out further provides FAR may take over the wellbore if the Bolmex test fails, and use the well for a sidetrack to test our Nodosaria play at greatly reduced cost.

The Schwing #40-1 well, a proposed 14,500 foot Nodosaria test with deep gas potential is considered to be the lowest risk of the three, multi-objective deeper prospects yet to be evaluated on FAR's leases.

Concepts remaining to be tested include:

1. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
2. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest will reduce to 13.725 percent provided cost recovery is achieved on a project basis.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Waiting on forward program recommendation

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

A new operator and partner may be sought for this project with the opportunity for an incoming partner to farmin to the interests currently held by some of the parties. FAR has made no decision at this stage and awaits an evaluation of the proposed forward program before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

NE WALLER, ONSHORE GULF COAST
3D Seismic Project – Experimental line acquired while Leasing continues

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

FAR together with AYCO, an established Houston based operator ("Operator") intends to acquire a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

A test seismic line was undertaken during 2006 to assist in planning the full 50 square mile survey. At first glance it looks like FAR will shoot 2 1/2 pound charges in 60' deep shot holes. Contracting arrangements for permitting and seismic data acquisition are now being advanced and should enable the shoot to be acquired mid year 2007. Shot hole drills are very tight due to the high demand.

The Operator reports that 11,817 gross and 8,364 net acres have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program. Leasing is expected to continue until July 2007 when the 3D shoot is expected to commence.

Having tied up the core leases in its Gulf Coast 3D Project FAR is able to provide identification of the program area (see map attached) and name the operator as AYCO Energy of Houston, Texas. This data had been restricted during the ground acquisition phase to limit potential lease competition.


CONROE, 31
WALLER
Program
Area
TOMBALL, 35
HUMBLE, 1905
KATY, 35
FAIRBANKS, 38
HARRIS
HOUSTON

Primary objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential is also present in a number of high risk – high potential objectives which lie beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA

Wild River Project (FAR ~ 36%)
Alberta Canada
3D Seismic Program undertaken

During the quarter, FAR, in partnership with a major Canadian company, completed the recording of a 3D seismic survey in the Alberta Deep Basin, located in Western Canada.

The survey was conducted over two days over several existing leads defined by earlier 2D seismic supported by subsurface well control. Processing, by Sensor Geophysical in Calgary, is currently in progress.

The objective of the 3D program is to evaluate the surface to basement potential of several existing leads including the Wabamun Formation that is gas productive in the near vicinity. It is anticipated that at least one or more drillable locations will be finalised after receipt of the processed 3D seismic data, which is expected during the second quarter 2007.

Together with its Canadian partner, FAR now controls key acreage in the area and upon completion of the 3D program will seek industry partners to drill the prospects identified.

FAR's interest in the venture is determined on an expenditure equalisation formula that on present estimates will see FAR controlling a working interest of around 36%.

Kakwa and Karr Projects (FAR 15%)
Alberta Canada
Production testing program.

FAR is waiting on the Operators advice concerning a production testing program in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada. The program is dependent on cold weather and requires the formation of a good frost base for moving equipment.

In the Karr Area, FAR and Suncor have entered into an agreement whereby FAR will have the option to participate for a 15% working interest in an exploratory well to test the Devonian Wabamun primary objective at about 4000 meters at such time as a capable and qualified operator has been identified. FAR must elect to drill on or before 30 June 2008.

The Karr prospect is defined by 3D seismic and has a 30 BCF plus potential and is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is a secondary objective in the prospect and is productive at the analogous Karr Gas Field (12 BCF). The operator for the exploratory well has not been identified at this time.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

Clear Prairie and Clear Hills (FAR 15%)
Alberta Canada

Logs confirm hydrocarbons in Clear Prairie 3-8-90-12 well - Production casing run

The Clear Prairie 3-8-90-12 well was drilled during the quarter and production casing run after electric logs confirmed the presence of hydrocarbon pay. The well was drilled to 1,245 metres using Technicoil Rig #2114 under an agreement with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to British Columbia.

FAR's participation in this obligatory test well sets up an option to drill a third test in the 7000 acres under lease that form part of a broader Area of Mutual Interest (AMI).

There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas. The program is dependent on cold weather and requires the formation of a good frost base for location building and rig movement. As such the current well is likely to be the only well drilled this winter.

The well location is proximal to several pipelines allowing for early production in the event of successful completion and testing. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is within 5 miles.

The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

COMMENT ON NORTH AMERICAN PROJECTS

Ultimately production is expected from the Kakwa and Clear Hills projects in Canada, the Kicker and Rainosek projects in Texas and, subject to successful exploration, at other wells planned in the 2007 program.

Certain other ground floor projects (like the onshore gulf 3D projects at NE Waller and Wild River) have longer lead times as leasing of prospective acreage is secured prior to acquiring 3D seismic, thereby keeping acreage acquisition costs down, without tipping off potential competition. These activities are expected to provide benefits over a medium term and ensure a strong drilling inventory.

Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. On going work by Apache in 2006 has been directed towards maturing the first three mentioned prospects for drilling.

The Duomonte Prospect consists of two similar sized lobes, one in WA-254-P the other in adjacent WA-1-P. WA-254-P mean potential is estimated at 20 million barrels of oil within the primary Legendre target at approximately 2,500 metres depth. A well is scheduled for the last quarter 2007.

The younger and shallower Calypso Formation sands are a secondary target at Duomonte while recent seismic studies suggest deeper potential also needs assessment at North Rankin and Mungaroo levels.


WA-1-L
WA-11-L
HURRICANE 1
LEGENDRE WEST 1
LEGENDRE PLATFORM
HELLCAT 1
SAMSON 1
WA-28-P (1)
LYNX 1A
SPINNER
LEWIS 1,1A
WA-254-P (2)
WA-1-P (3)
HYACINTHUS 1
SAGE
JANUS-1
DR ZEUS
ROSEMARY NTH 1
SAGE 1
WA-1-P (3)
WA-200-P
DUOMONTE
SAFFRON
ROSEMARY 1
QUANDONG 1
DUNGAROO 1
BLOODWOOD 1
NICKOL BAY 1
REINDEER
UNICORN 1(P)
CARIBOU
WA-254-P (4)
MONTE BELLO 1
WHITEWOOD
WANDOO
WANDOO NORTH 1
HAMPTON 1
MORREL 1
WA-1-P (4)

A new prospect Dr Zeus (formerly Lead Z) is a mid *M Australis* (Saffron Sand equivalent) stratigraphic trap with some structural closure outlined by a prominent amplitude anomaly. Mean potential is estimated at 23.2 million barrels of oil.

During 2006, a reassessment of shows in the Janus #1 well (drilled 1997) was made. The nearby Hurricane 1 gas condensate discovery did not encounter a gas – water contact and suggests the possibility of a down dip oil leg. As a result Janus #1 has been re-examined through a detailed petro-physical study. The results of this study suggest the presence of by passed pay in the well.

It has been estimated that 11.5 metres of net pay is present from 39.5 metres of gross pay with an oil-water contact at 1,926 metres MDRT in the well. The size of the accumulation has not yet been estimated, but depends on mapping the down dip leg of the inferred accumulation in ongoing work.

Miscellaneous prospects Little Joe, Helly Belly (Lower Cretaceous / Angel Formation sands in structural closure in a buttress trap) and leads, Jayasuriya and Kleopatra (Eliassen sands stratigraphic pinch out on the basin slope) require more interpretative work, especially as new Panaeus refresh seismic data is now available to determine if they are possible drilling candidates.

Santos, a participant in the Little Joe Prospect, which overlaps into WA-254-P (from WA-208-P) is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable.

The stratigraphic component of the Sage Prospect as a trap outside the Sage structural trap itself is also being studied. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day.

The Operator has also commenced studies involving the possible use of mini FPSO's which may lead to smaller discoveries like Sage being developed. The improved oil price outlook has also lowered the bar for minimum economic pool sizes. Looking forward facilities at Legendre may become available to exploit Sage by 2010 as that field reaches full depletion.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
ARC Energy appointed Operator with activity set to accelerate.

The appointment of Arc Energy as Operator of the EP 104/R1 Joint Venture (with Century Rig 18 secured) and the funding of Stokes Bay-1 well by Empire Oil and Gas provides a likely mid 2007 spud date in a possible 2 well back to back program.

The first well in the program is expected to be Stokes Bay-1 well which will test the reservoir objectives of the Carboniferous-aged Anderson Formation sands. The Anderson Formation is productive at the Point Torment-1 gas discovery, the West Kora-1 oilfield together with other oilfields Lloyd and West Terrace, all located on the Pinnacle Fault System.

The Point Torment-1 gas discovery is situated in Retention Lease R1 in the Fitzroy Sub Basin of the Canning Basin. This gas discovery is located along the Pinnacle Fault to the north west of the West Kora-1 oil discovery.

The trap is a 3-way dip closed anticline, bounded to the north by the Pinnacle Fault. The Stokes Bay-1 well is planned to intersect the reservoir section updip from the Point Torment-1 gas discovery drilled in 1992 where gas tested at a flow rate of 4.3 million cubic feet of gas per day. The Stokes Bay-1 well will target potential recoverable reserves estimated to be 80 billion cubic feet of gas and 10.3 million barrels of oil.

VALENTINE

Following the Stokes Bay-1 well, the Valentine-1 well is likely to be drilled as a directional well from the same drill site location. The Valentine Prospect, in R1 and L98-1, is a large stratigraphic trap on the down thrown side of the Pinnacle Fault. It covers an area of 50 square kilometres and is defined by a package of seismic reflectors within the Late Devonian on the down thrown side of the Pinnacle Fault. This package of seismic reflectors is interpreted to be sands, which pinch out to the northeast against the Pinnacle Fault and against broad structural noses to the northwest and southeast. Structurally they dip to the southeast. Similar sands were intersected in the Puratte-1 well, which demonstrated good reservoir quality (15- 25% porosities). Potential recoverable reserves for the Valentine Prospect if hydrocarbons are present and the trap is filled to the spill point are estimated to be in the order of 200 million barrels of oil or 1.2 trillion cubic feet of gas.

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Success at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 – (FAR 5% working interest*)
OPERATOR ROC OIL

During the quarter, work continued on the Wei 6-12S development plan, with additional reservoir simulations being run aimed at optimising recoverable reserves. These studies indicate the likelihood of seven vertical wells being required to drain reserves and a likely field initial rate of 20,000 – 25,000 barrels of oil per day.

Studies also suggest a standalone development plan utilising downhole electric submersible pumps and not requiring water injection. The remaining critical decision is whether the processing facilities are located on the platform or the storage vessel.

Contracts for metocean and soil studies at the proposed platform location have been let in addition to the key contract for carrying out the environmental impact study.

The operator is also investigating ways in which development drilling costs - a major component of development capital expenditure - can be reduced. It is hoped that the joint venture will benefit from the operator's experience at its Zhao Dong field, offshore northern China.

The current schedule is to submit the field development plan to the Chinese Government authorities at the middle of this year.

Ongoing seismic and geological interpretation across Block 22/12 has defined an attractive exploration prospect inventory. Roc Oil is currently evaluating tenders for a four firm well plus two optional well drilling program, which is expected to begin during the 4th quarter 2007.


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
FIRST AUSTRALIAN RESOURCES LTD
BLOCK 22/12

Earlier studies relating to the Wei 6-12 South and Wei 6-12 oilfields in Block 22/12 in the Beibu Gulf, offshore China indictate the most likely oil in-place for the two fields and the two adjacent, undrilled, prospects, is approximately 83 MMBOIP; with an upside potential of 108 MMBOIP. The most likely recoverable oil estimate for these four features is 29 MMBO with an upside potential of 37 MMBO.

On 22 September 2006, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		457	457
1.2	Payments for	(a) exploration and evaluation		
		(b) development		
		(c) production	(119)	(119)
		(d) administration	(366)	(366)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		209	209
1.5	Interest and other costs of finance paid		(151)	(151)
1.6	Income taxes paid			
1.7	Other (recovery of overhead & drilling costs)		97	97
	Net Operating Cash Flows		127	127
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(260)	(260)
		(b)equity investments		
		(c) other fixed assets	(5)	(5)
		(d) exploration & evaluation	(760)	(760)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets	3	3
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		(1)	(1)
	Net investing cash flows		(1,023)	(1,023)
1.13	Total operating and investing cash flows (carried forward)		(896)	(896)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(896)	(896)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(896)	896
1.20	Cash at beginning of quarter/year to date	13,365	13,365
1.21	Exchange rate adjustments to item 1.20	(9)	(9)
1.22	**Cash at end of quarter**	12,460	12,460

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	69
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	743	552
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	8,157
4.2	Development	284
	Total	**8,441**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(71)	(71)
5.2	Deposits at call	605	605
5.3	Commercial Bills	11,869	11,869
5.4	US$ Foreign Currency a/c	57	57
	Total: cash at end of quarter (item 1.22)	12,460	12,460

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	413,688,031	413,688,031	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	7,865,313	-	10 cents	*16 June 2007*
	Consultant	2,000,000	-	10 cents	30 June 2008
	Consultant	200,000	-	12.5 cents	30 September 2008
	Consultant	300,000	-	15 cents	30 September 2008
	Consultant	1,500,000	-	18 cents	30 June 2008
	Consultant	1,500,000	-	23 cents	30 June 2009
	Consultant	2,000,000	-	30 cents	30 June 2010
7.8	Issued during quarter	-	-	*Issue Price* -	*Expiry Date* -
7.9	Exercised during quarter	-		*Exercise Price* -	*Expiry Date* -
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 27 April 2007
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Michael,

This is one of those rare situations that must create a nightmare with the reporting down there.

In March 2006, Headington, the operator of the Kitchens #1 proposed a small workover to "change out tubing to solve tubing/casing communication." Most of the costs appeared on their May 2006 JIB, where we were billed $7578.95 for well equipment. We paid this invoice 1-July 2006. Their June 2006 JIB credited back some sub-surface equipment and FAR received a credit for $2,699.62.

This produced a credit balance on our account with Headington, and for several months they applied LOE charges until the credit balance was used up. Their Nov 2006 JIB billed LOE and some additional equipment items ($286.73 for the Kitchens and $185.90 for the Placid Oil Company #1) and used up the credit balance. On 3-Jan 2007 we paid them $617.90 for the June-Nov 2006 JIBs. (Equipment: $2699.62 - 286.73 - 185.90 = 2226.99)

All of these costs were reflected on FAR, Inc.'s books in 2006, as well as the "debit" accounts payable balance with them. Unfortunately, the cash part of settling it all occurred 3-Jan 2007. In the future, I will ask for a cash refund for situations like this. It would have been helpful to have it cleared up before year-end as well. These items were recorded as well equipment (140-01) on the books and the cash schedules and were NOT applied to LOE.

Sorry.

Roseann

From: Evans Michael ME [mailto:m.evans@far.com.au]
Sent: Monday, April 23, 2007 2:21 AM
To: Roseann Adessa
Subject: First Qtr Cash disbursements

Roseann,

Can you please advise what the 3 Jan credit for equipment amt of $2226.99 relates to (from your disbursements sheet)

Thanks

Michael Evans
Executive Chairman
First Australian Resources Ltd
Tel: +61 8 9322 3939
Fax:+61 8 9322 5116
website: www.far.com.au

Roseann Adessa

From: Roseann Adessa
Sent: Friday, March 30, 2007 5:40 PM
To: 'Peter Moss'
Subject: Backup cleaning tape

Peter,

Yesterday I changed the b/u tape before the end of the month, and after I inserted a new tape it indicated the drive should cleaned. It often does this when I change the tape. Anyway, when I tried to remove the cleaning tape, it seemed to be stuck. Yes, the "operate handle" light was on! I went ahead and pushed it in again, and it appeared to clean the drive again. After that it came out ok and everything seems to be fine.

Can you please bring another cleaning tape next time you come by just in case there is a problem with this one.

Thank you!

Have a great weekend.

Roseann